SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated January 29 2008
Commission File Number 1-14846
AngloGold Ashanti Limited
(Translation of registrant’s name into English)
76 Diagonal Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F X     Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):
Yes         No X
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):
Yes         No X
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes         No X
Enclosure: Press release ANGLOGOLD ASHANTI BEGINS PROCESS TO RESTART PRODUCTION

news release
AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485
Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com
29 January 2008
AGA05.08
ANGLOGOLD ASHANTI BEGINS PROCESS TO RESTART PRODUCTION
Following a meeting this morning between Eskom and industrial electricity consumers,
AngloGold Ashanti has commenced the process of bringing back into production all of its underground mines and their associated gold treatment plants. It is anticipated that all mines will be back in full production by the end of next week.
These plans are based on an expectation that AngloGold Ashanti will be able to draw on 90%
of its demand prior to last week’s shut-down. Indications are that it will not immediately be in a position to process surface sources in the Vaal River area due to the reduced power supply.
However, the company will continue to consider means of increasing energy efficiency measures in discussions with Eskom in order to bring surface sources to account so as to return to normal production.
It is not possible at this time to estimate the operating and financial consequences of the current events. Further details will be provided when the company presents its results for the fourth quarter on 7 February 2008.
Queries
South Africa
Tel:
Mobile:
E-mail:
Steven Lenahan +27 (0) 11 637 6248 +27 (0) 83 308 2200
slenahan@AngloGoldAshanti.com
Alan Fine +27 (0) 11 637 6383 +27 (0) 83 250 0757
afine@AngloGoldAshanti.com
Certain statements made during this communication, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and the outlook of
AngloGold Ashanti’s operations including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.
For a discussion of such factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2006, which was distributed to shareholders on 29 March 2007. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-
looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events.
In connection with the proposed merger transaction involving AngloGold Ashanti and Golden Cycle Gold Corporation, AngloGold Ashanti will file with the SEC a registration statement on Form F-4 and GCGC will mail a proxy statement/prospectus to its stockholders, and each will be filing other documents regarding the proposed transaction with the U.S. Securities and Exchange Commission (“SEC”) as well. BEFORE
MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS
REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME
AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to GCGC’s stockholders. Stockholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about AngloGold Ashanti and GCGC, without charge, at the SEC’s
Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, without charge, by directing a request to AngloGold Ashanti, 76 Jeppe
Street, Newtown, Johannesburg, 2001 (PO Box 62117, Marshalltown, 2107) South Africa, Attention: Investor Relations, +27 11 637 6385, or
to Golden Cycle Gold Corporation, 1515 S. Tejon, Suite 201, Colorado Springs, CO 80906, Attention: Chief Executive Officer, (719) 471-
9013."

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
AngloGold Ashanti Limited
Date: January 29 2008
By: /s/ L Eatwell
Name:  L EATWELL
Title:     Company Secretary